UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 8)

BONE BIOLOGICS CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

098070303

(CUSIP Number)

Eugene Leydiker c/o Hankey Capital, LLC

4751 Wilshire Blvd., Suite 110

Los Angeles, California 90010

(310) 692-4026

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ¨

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 098070303	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Don Hankey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS PF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,675,114(1)
	8	SHARED VOTING POWER 2,501,075(2)
	9	SOLE DISPOSITIVE POWER 4,675,114(1)
	10	SHARED DISPOSITIVE POWER 2,501,075(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,144,395
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 41.7%
14	TYPE OF REPORTING PERSON IN

(1) Consisting of 4,279,721 shares and 280,764 shares issuable upon exercise of warrants owned by the Don Hankey Trust (the “Trust”) of which Mr. Hankey is the Trustee, 31,696 shares held by H&H Funding LLC of which Mr. Hankey is the sole manager, 77,681 shares and 5,252 shares issuable upon exercise of warrants held by Knight Services, Inc. which is 100% owned by the Trust.

(2) Consists of 2,312,918 shares and 156,363 shares issuable upon exercise of warrants of which Knight Insurance Company, Ltd. is the beneficial owner consisting of 1,466,603 shares and 99,148 shares issuable upon exercise of warrants held by Knight Insurance Company, Ltd., 285,438 shares and 19,297 shares issuable upon exercise of warrants held by Knightbrook Insurance Company which is a wholly owned subsidiary of Knight Insurance Company, Ltd. and 560,877 shares and 37,918 shares issuable upon exercise of warrants held by Knight Specialty Insurance Company a wholly owned subsidiary of Knight Insurance Company, Ltd.

CUSIP No. 098070303	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Knight Insurance Company, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,469,281 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,469,281 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,469,281
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(2) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.6%
14	TYPE OF REPORTING PERSON 0

(1) Consists of 2,312,918 shares and 156,363 shares issuable upon exercise of warrants of which Knight Insurance Company, Ltd. is the beneficial owner consisting of 1,466,603 shares and 99,148 shares issuable upon exercise of warrants held by Knight Insurance Company, Ltd., 285,438 shares and 19,297 shares issuable upon exercise of warrants held by Knightbrook Insurance Company which is a wholly owned subsidiary of Knight Insurance Company, Ltd. and 560,877 shares and 37,918 shares issuable upon exercise of warrants held by Knight Specialty Insurance Company a wholly owned subsidiary of Knight Insurance Company, Ltd.

CUSIP No. 098070303	13D	Page 4 of 6 Pages

Item 1. Security and Issuer.

This report on Schedule 13D (this “Report”) pertains to the common stock, par value $0.001 per share, of Bone Biologics Corporation, a Delaware corporation (the “Company” or the “Issuer”). The Issuer’s principal executive offices are located at 2 Burlington Woods Drive, Suite 100, Burlington, MA 01803.

Item 2. Identity and Background.

This Report is being filed on behalf of Don Hankey and Knight Insurance Company, Ltd. (collectively, the “Reporting Persons”).

The address of the Reporting Persons is 4751 Wilshire Blvd., Suite 110, Los Angeles, California 90010.

Mr. Hankey’s principal occupation is as Manager of Hankey Capital LLC (“Hankey Capital”).

Hankey Capital’s principal business is investment. Hankey Capital is a California limited liability company.

Knight Insurance Company, Ltd. provides dependable insurance solutions through commitment to innovation, technology, and efficiency.

During the last five years, neither of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities, subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On March 27, 2023, for group accounting considerations, Hankey Capital transferred an aggregate of 7,043,801 shares and 476,190 shares issuable upon exercise of warrants of the Company as follows:

Party	Relationship	Shares	Warrants
Don Hankey Trust	Related Party	4,153,065	280,764
Knight Services, Inc.	Related Party	77,681	5,252
Knight Insurance Company, Ltd.	Related Party	1,466,603	99,148
Knightbrook Insurance Company	Related Party	285,438	19,297
Knight Specialty Insurance Company	Related Party	560,877	37,918
Related Parties Total		6,543,664	442,379
Unrelated Parties Total		500,137	33,811
Total		7,043,801	476,190

The shares of the Company’s Common Stock were acquired by Hankey Capital using its working capital as follows: (a) the purchase of 1,415,867 shares pursuant to a Securities Purchase Agreement dated as of June 11, 2018 (the “Purchase Agreement”) between the Company and Hankey Capital, (b) the purchase of 31,696 shares of H&H Funding, (c) 5,928,774 shares acquired pursuant to conversion of debt in October 2021, and (d) 476,190 shares and warrants to purchase 476,190 shares acquired by Hankey Capital in the October 2021 public offering of the Issuer.

126,656 shares held by the Don Hankey Trust (“Trust”) were acquired pursuant to the Company’s rights offering through the use of the Trust’s own funds. The shares of H&H Funding were contributed to H&H Funding by its members.

Item 4. Purpose of the Transaction

Reference is made to Item 3 which is incorporated by reference.

Except as set forth, there are no other actions presently contemplated in the nature of those listed in Items 4(a)-(j) of Schedule 13D.

CUSIP No. 098070303	13D	Page 5 of 6 Pages

Item 5. Interest in Securities of the Issuer

(a)	and (b) Don Hankey has an indirect beneficial ownership of 7,519,316 shares constituting approximately 43.8% of the Company’s shares. Mr. Hankey has sole voting power and sole dispositive power of 4,643,418 shares as sole Trustee of the Don Hankey Trust and shared voting power and shares dispositive power of 2,875,898 shares through Knight Services, Inc., Knight Insurance Company, Ltd., and as sole manager of H&H Funding LLC (see footnote (1) and (2) to the table). Knight Insurance Company, Ltd. has shared voting power and shared dispositive power over 2,469,281 shares constituting 14.6% of the Company’s shares (see footnote (1) to the table).

(c)	During the past sixty days, the following transactions were effected by the Reporting Persons:

On March 27, 2023, Hankey Capital transferred an aggregate of 7,043,801 shares and 476,190 shares issuable upon exercise of warrants of the Company as follows:

Party	Relationship	Shares	Warrants
Don Hankey Trust	Related Party	4,153,065	280,764
Knight Services, Inc.	Related Party	77,681	5,252
Knight Insurance Company, Ltd.	Related Party	1,466,603	99,148
Knightbrook Insurance Company	Related Party	285,438	19,297
Knight Specialty Insurance Company	Related Party	560,877	37,918
Related Parties Total		6,543,664	442,379
Unrelated Parties Total		500,137	33,811
Total		7,043,801	476,190

The information set forth in Item 4, above is incorporated herein by reference.

(d) Except as described in this Report, no person has the power to direct the receipt of dividends on, or proceeds of sales of, the shares of Common Stock owned beneficially by the Reporting Persons.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Other than as described in Item 4, above, which information is incorporated herein by reference, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.

CUSIP No. 098070303	13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2023	/s/ Don Hankey
Don Hankey

Dated: March 28, 2023	/s/ Don Hankey Trust
	By:	Don Hankey, Trustee

Dated: March 28, 2023	/s/ Knight Insurance Company, Ltd.
	By:	Don Hankey